FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2006

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
----------------------------------
Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

Sadia S.A. Rua Fortunato Ferraz, 365 – 2° andar São Paulo, SP – Brazil 05093-901 tel. +55 11 2113-3552 www.sadia.com

São Paulo – SP. May 22, 2006

To
Comissão de Valores Mobiliários – CVM
Rua Sete de Setembro, 111 – 33º andar
Rio de Janeiro, Brazil
At. Superintendência de Relações com Empresas
Sr Alexandre Lopes de Almeida

Dear Sir or Madam,

Sadia S.A. (“Company”), in conformity with paragraph 1 of the article 12 of the CVM instruction 358/02, which attends to the obligation in disclosure of information about relevant stockholding of an individual, or group of persons, jointly acting or representing a common interest, reaching a participation that corresponds to 5% of type of representative shares, informs that in accordance with the letter sent to CVM by Dodge & Cox, this institution and its clients, on May 17, 2006 were the beneficial owners of 2,292,300 Sadia’s ADRs that can be converted into 22,930,000 preferred shares. This ownership represents 5.38% of the Company’s 426,000,000 preferred shares.

Sadia would like to mention that the participation of the shareholders does not affect the Company’s control.

Regards,

Luiz Gonzaga Murat Junior
Chief Financial Officer and Investor Relations Director

May 18,2006

Brazilian Securities & Exchange Commission -CVM
Rua Sete de Setembro, 111 - 33rd floor
Rio de Janeiro,
Brazil
Attn: Ms. Elizabeth Lopez Rios Machado
        Company Relations Administration

Re:   Purchase of Sadia S.A. - ADR(s) - Preferred

Dear Madam:

In accordance with Article 12 (§1) of CVM Instruction No. 358/02, we wish to inform you that the clients of Dodge & Cox (which clients may include investment companies registered under the U.S. Investment Company Act of 1940 and/or employee benefit plans, pension funds, endowment funds or other institutional clients) are the beneficial owners of 2,292,300 shares of Sadia S.A. - ADR(s), which may be converted into 22,923,000 shares of preferred stock issued by Sadia S.A. based on a conversion ratio often ADR share to one share of preferred stock. This ownership of 22,923,000 shares of preferred stock issued by Sadia S.A. (on an as converted basis) represents 5.38% of the 425,695,712 preferred shares outstanding as of May 17, 2006.

The undersigned wishes to explain that this does not mean that Dodge & Cox has acquired control of the company; rather, that it has made an investment that is not intended to bring about a change in company management, composition of the controlling interest, or to regulate the company's operations. Therefore, we ask your office to waive the requirement for public notice to the market as provided in Article 12, paragraph 5, of the aforementioned CVM No. 358/02.

If confidential treatment is not granted, this information wi1l be sent to the São Paulo Stock Exchange (BOVESPA) and wi1l be announced to the general public through the specialized publications issued by the BOVESPA Daily Bulletin.

The required information is provided in the following table:

Name of Purchaser	Brazilian Register of Legal Entities No.
Dodge & Cox	N/A

STATEMENT OF THE PERCENTAGE OF REGISTERED SHARES OF PREFERRED STOCK PURCHASED DURING THE PERIOD

Total Shares of Preferred Stock issued by Sadia	No. of Shares held as of May 17, 2006*	%
425,695,712	22,923,000	5.38%
* This number is based on shares of Sadia S.A. - ADR (s) held on an as converted basis using the conversion ratio of ten ADR shares to one share of preferred stock.

There being no further matters to discuss, we remain at your disposal for any further information you may require. Sincerely, Thomas Mistele General Counsel & Chief Operation Officer